UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Rua Amador Bueno, 474
São Paulo, SP 04752-005
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

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[Free Translation]

BANCO SANTANDER (BRASIL) S.A.
Public-Held Company with Authorized Capital
Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001 -42
Company Registry Number (“NIRE”) 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING HELD ON FEBRUARY 2, 2010

DATE, TIME, AND PLACE:
February 2, 2010, 10:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company”).

ATTENDANCE:
The majority of the Company’s Board of Directors members, as follows: Mr. Marcial Angel Portela Alvarez - Chairman of the Board of Directors; Mr. Fabio Colletti Barbosa - Vice-President of the Board of Directors; Mr. José Roberto Mendonça de Barros and Mrs. Viviane Senna Lalli - Directors. Absent by justified reasons Mr. José Antonio Alvarez Alvarez and José Manuel Tejón Borrajo - Directors.

SUMMON:
The Meeting was duly convened as provided for in article 16 of the Company’s Bylaws.

BOARD:
Pursuant to article 18, item I of the Company’s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Marcial Angel Portela Alvarez, who invited Mr. Marco Antônio Martins de Araújo Filho, Company´s Executive Officer, to act as the Secretary.

AGENDA:
To resolve on the change of the Company’s main place of business to Avenida Presidente Juscelino Kubitschek, 2041 e 2235 - Bloco A - Vila Olimpia - São Paulo - SP, as the Board of Officers´proposal of January 26, 2010.

RESOLUTIONS:
Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.

Next, in regard to the item of the Agenda, after analyzing and discussing the mentioned subject matter, it was unanimously APPROVED, without any restriction, the change of the Company’s main place of business from Rua Amador Bueno, 474 - Santo Amaro - São Paulo - SP - CEP: 04752-901, to Avenida Presidente Juscelino Kubitschek, 2041 e 2235 - Bloco A - Vila Olímpia - São Paulo - SP - CEP: 04543-011 as proposed by the Board of Officers at the Meeting held on January 26, 2010. The Directors authorized the Board of Officers to take any measure necessary to implement the change approved herein, including the publication of these Minutes in the official newspapers in order to disclose to the market the resolutions taken, and further actions before relevant authorities.

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CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by all the attending Directors and by the Secretary. São Paulo, February 2, 2010. a) Mr. Marcial Angel Portela Alvarez - Chairman of the Board of Directors; Mr. Fabio Colletti Barbosa - Vice-President of the Board of Directors; Mr. José Roberto Mendonça de Barros and Mrs. Viviane Senna Lalli - Directors.

These minutes are a true copy of the original drafted in the proper Book of Meetings of the Company’s Board of Directors.

Marco Antônio Martins de Araújo Filho Secretary of the Board

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 02, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antonio Martins de Araújo Filho
Marco Antonio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Director and Executive Vice President